February 9, 2012

Via EDGAR and by E-Mail
Mr. Stephen Krikorian Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

Re: China Digital TV Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed on May 12, 2011
File No. 001-33692

Dear Mr. Krikorian:

This is in response to the comment letter, dated January 26, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the annual report on Form 20-F of China Digital TV Holding Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Commission on May 12, 2011.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2010 Form 20-F. The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Stephen Krikorian	2

Form 20-F for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 51

1.	Considering the significant judgments and assumptions related to your VIE contractual relationships, address those involved in your accounting within your discussion of critical accounting policies in future filings. See Section V of SEC Release 33-8350.

The Company respectfully advises the Staff that Super TV has effective control over N-S Digital TV under the terms of the VIE Contracts, as amended and supplemented, and the VIE ownership structure. In addition, the Company has been advised by its PRC counsel, King & Wood, that each of the VIE Contracts is legal, valid, enforceable and admissible as evidence under PRC laws and is binding on the persons expressed to be parties thereto, and the ownership structure of each of Super TV and N-S Digital TV is in compliance with PRC laws. As a result, the Company respectfully submits that the consolidation of its VIE does not require significant accounting judgments and assumptions and therefore does not constitute a critical accounting policy of the Company. The Company will expand its disclosure of the risks in relation to VIE ownership structures in the notes to consolidated financial statements of its future annual reports on Form 20-F.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

VIE contractual arrangements, page F-7

2.	Tell us whether the equity pledge agreements have been registered and, if not, disclose in future filings the uncertainty regarding the enforceability of these agreements.

The Company respectfully advises the Staff that the equity pledge agreements were registered with the Beijing Administration of Industry and Commerce on February 1, 2012.

3.	Disclose in future filings how the terms of the contractual arrangements satisfy the criteria for consolidation in ASC 810. While we note certain related disclosures in your filing, we believe that your footnote disclosure should also include:
•	A description of how the fee from the N-S Digital TV to the Super TV is determined, and how the fee is significant; and
•	A description of the powers granted to Super TV and how they cover the significant activities.

The Staff’s comment is acknowledged. In response to the Staff’s comment, the Company proposes to include the following disclosure in the notes to consolidated financial statements of its future annual reports on Form 20-F:

“Technical Support and Related Services Agreement: Super TV exclusively provides N-S Digital TV and/or its customers with technical support, technical training and personnel services relating to N-S Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-S Digital TV’s customers at N-S Digital TV’s request. The fees for such technical support and services are determined at Super TV’s discretion. The term of this agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for another 15 years upon its expiration date, unless written notice has been given by Super TV.

Mr. Stephen Krikorian	3

Technology License Agreement: N-S Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-S Digital TV. The term of the license is ten years, which may not be terminated or amended without the written consent of Super TV prior to its termination date and will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

Technology Development Agreement: N-S Digital TV engaged Super TV to develop all technology required by N-S Digital TV or its customers. The fees payable by N-S Digital TV to Super TV under the agreement will be based on the price and quantity of the technology products, and a set percentage determined by Super TV. The term of the agreement is ten years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional ten years upon its termination date, unless written notice has been given by Super TV.

Products and Software Purchase Agreement: N-S Digital TV exclusively purchases from Super TV all the smart cards and related software products required for its CA systems. The purchase price is determined by Super TV. The term of the agreement is 15 years, which may not be terminated prior to its termination date without Super TV’s written consent. The term of this agreement will be automatically renewed for an additional 15 years upon its termination date, unless written notice has been given by Super TV.

Equity Transfer Option Agreement: Under this agreement, Mr. Lei Zhang, Mr. Shizhou Shen, Mr. Wenjun Wang and Mr. Tianxing Wang (the “Shareholders”) jointly granted Super TV an exclusive and irrevocable option to purchase all of the equity interests held by them in N-S Digital TV at any time that Super TV deems fit. Super TV may purchase these equity interests itself or designate another party to purchase the equity interests. The exercise price of the option will be determined by Super TV at the time of the exercise, subject to the minimum purchase price requirements pursuant to applicable PRC law or otherwise permitted by the relevant PRC authorities. This agreement may not be terminated without the written consent of Super TV prior to its termination date and may be renewed for a term to be determined by Super TV by giving written notice.

Business Operating Agreement: Each of the Shareholders agreed to: (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, operational management and financial management systems of N-S Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-S Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-S Digital TV based on Super TV’s recommendations; (iii) replace or remove any director or senior management personnel of N-S Digital TV upon Super TV’s request; and (iv) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-S Digital TV of any contract or working capital loan borrowed by N-S Digital TV and pledge its assets and receivables to Super TV as a counter-guarantee. This agreement has a term of ten years and may be renewed at the option of Super TV by giving written notice for a term to be determined by Super TV. Super TV may terminate this agreement at any time by giving 30 days’ advance written notice to the other parties to this agreement.

Mr. Stephen Krikorian	4

Share Pledge Agreements: Pursuant to the share pledge agreements, each of the Shareholders pledged all of their respective equity interests in N-S Digital TV to Super TV to secure the Shareholders’ and N-S Digital TV’s performance of their respective obligations under the VIE contractual arrangements between N-S Digital TV/the Shareholders and Super TV. In addition, each of the Shareholders agreed not to transfer their equity interests in N-S Digital TV or create, or allow the creation of, any pledge over their respective equity interests in N-S Digital TV that may affect Super TV’s interests without Super TV’s consent. Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges. The duration of each of the share pledge agreements is equivalent to the maximum duration of the VIE contractual arrangements between N-S Digital TV/the Shareholders and Super TV. The agreements may only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of the shareholders’ and N-S Digital TV’s respective obligations under the VIE contractual arrangements between N-S Digital TV/the Shareholders and Super TV, which is subject to Super TV’s written confirmation.

Powers of Attorney: Each of the Shareholders has executed an irrevocable power of attorney appointing Super TV, or any person designated by Super TV, as the attorney-in-fact to vote on their respective behalves on all matters of N-S Digital TV requiring shareholder approval under PRC laws, rules and regulations and the articles of association of N-S Digital TV. Each power of attorney has a term of ten years, subject to earlier termination in the event of the termination of the relevant share pledge agreement. The powers of attorney will be automatically renewed upon the extension of the term of the relevant share pledge agreement.

The articles of association of N-S Digital TV provides that the shareholders of N-S Digital TV have the power to, in a shareholders’ meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, through the irrevocable powers of attorney, Super TV has the ability to exercise effective control over N-S Digital TV through shareholders’ votes and, through such votes, to also control the compensation of the board of directors of N-S Digital TV. In addition, the senior management team of N-S Digital TV are the same as those of Super TV. As a result of these contractual arrangements, Super TV has the power to direct the activities of N-S Digital TV that most significantly impact its economic performance.

Pursuant to the powers of attorney and the share pledge agreements, Super TV holds 100% of the shareholders’ voting interests in N-S Digital TV and has the right to receive any dividends declared and paid by N-S Digital TV. In addition, since its formation in May 2004, N-S Digital TV has not declared or distributed any dividends to any shareholders. Super TV enjoys substantially all of the rewards of ownership and exercises control over N-S Digital TV. As Super TV is the primary beneficiary of the VIE arrangements, the VIE and VIE’s subsidiaries’ results of operations are consolidated in the Group’s financial statements.”

* * *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time and kind attention to this matter. Please feel free to contact the undersigned (tel: +8610-6297-9780; fax: +8610-8299-9343; email: lzw@novel-supertv.com), or William Y. Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Very truly yours,

/s/ Zhenwen Liang
Zhenwen Liang
Chief Financial Officer

cc:	Ms. Melissa Walsh
(Securities and Exchange Commission)
Mr. Jianhua Zhu
(China Digital TV Holding Co., Ltd.)

Mr. William Y. Chua
(Sullivan & Cromwell)

Mr. Juiling Shi
(Deloitte Touche Tohmatsu CPA Ltd.)